Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23 A Publicly-Held Company
NOTICE TO STOCKHOLDERS
Payment of Earnings
In addition to the Notice to Stockholders of November 27, 2020, ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that the payments of monthly earnings related to November and December 2021 will be made as interest on capital, with the net amount of R$0.015 per share unchanged, under the terms specified below, and after income tax withholding at a rate of 15%:
Earnings Base period Base date Date of last trading session on B3 Gross amount Payment date
Interest on capital November 10/29 R$0.01765 12/01/2021
Interest on capital December 11/30 R$0.01765 01/03/2022
In accordance with our Stockholder Remuneration Policy (Dividends and Interest on Capital), available on the Investor Relations website, the monthly payment is made as an advance to the amount to be distributed after the annual Balance Sheet is determined.
São Paulo (SP), October 14, 2021.
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence